FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s announcement dated March 2, 2009, providing an update on trading conditions at its general meeting, is furnished by the Registrant under this Form 6-K and is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Stock Exchange Announcement

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code : SAP ISIN : ZAE000006284
("Sappi" or the "Company")

02 March 2009

Sappi Trading Update as at the Annual General Meeting of 02 March 2009

Speaking today at the Annual General Meeting, Sappi non-executive chairman Dr Danie Cronjé provided the following update on trading conditions for the group:

We reported our results for our first quarter on 2 February 2009 which reflected a weak operating profit as a result of deteriorating global market conditions. At the same time we said that our short term outlook was for difficult global economic conditions to continue and for these to be reflected in demand for our products and our operating results. We also said at that time we expected some improvement in demand from the very low levels experienced in December and in the first part of January. We expected the operating profit for the quarter ending March to remain weak.

Since then we have seen no improvement in market conditions and have in fact experienced lower demand than expected as well as weaker pricing in some markets as global market conditions continued to deteriorate.

In Europe, demand for coated paper deteriorated further particularly for coated fine paper sheets. Prices have held up and we are implementing a further increase in the February/March timeframe for coated fine paper.

The integration of the recently acquired mills is proceeding well and we will start integrating the acquired order books and brands of the Gohrsmühle and Hallein mills when M-real ceases coated fine paper production at these two mills, which have a capacity of 640,000 tons, in April. We have generally had good support from our existing and new customers following the acquisition.

Demand levels in Europe are expected to remain substantially below last year for the remainder of this year and we expect to continue to curtail production for the rest of this year. The second largest European coated fine paper producer announced in February that it expected to curtail its coated fine paper production more than 20% in the first 4 months of 2009 and that it had completed its previously announced permanent closure of 160,000 tons of coated fine paper capacity.

In North America, demand levels for coated fine paper are even weaker than in Europe and prices have also weakened further. Our North American business is further impacted by low demand for market pulp with prices which have continued to decline. We will continue to curtail production, and we have decided to suspend operations at our Muskegon Mill, which has a capacity of 170,000 tons of coated fine paper, pending developments in market conditions over the course of the year.

The Southern African business, which had previously experienced less deterioration in its domestic markets, is now also facing lower demand for newsprint and packaging paper.  Demand for chemical cellulose pulp remains weak and prices have declined further in line with NBSK pulp prices.

Input costs continue to decrease gradually but the positive impact is partly offset by the relative weakness of the Rand and Euro against the Dollar, each a major operating currency for us. The disruption caused by stopping and starting production also has an unfavourable impact on usage of raw materials.

Visibility of future market demand remains poor but we now expect an operating loss before special items for the quarter to March 2009.

In light of current challenging market conditions and lack of visibility about future market developments we are prioritising cash generation and liquidity. Each of our operating businesses is implementing production curtailment and variable and fixed cost reduction plans to minimise the cash impact of the current weak market conditions, including the suspension of operations at Muskegon Mill. We are also tightly managing working capital down to minimum levels without compromising on service excellence. At current levels of business we are targeting a US$100 million reduction in working capital from December 2008 to our financial year end. In addition, we are reducing capital expenditure to a minimum. In the current financial year we expect capital expenditure in our operations to be below US$200 million compared to US$505 million last year.

We do not have any major borrowings maturing in the next 15 months and the group has sufficient cash and committed facilities to cover short term obligations.

Given the weak global market conditions, we are expecting the rest of 2009 to remain challenging. Our actions and plans are focused on dealing with these tough market conditions and importantly, to ensure that Sappi remains well positioned to take full advantage of our leading positions in coated graphic paper and chemical cellulose when markets start to recover.

ENDS

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For further information contact:

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 (0) 11 407 8492
Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 (0) 11 407 8044
Mobile +27 (0) 83 235 2973
Andre.Oberholzer@sappi.com

Or Brunswick South Africa Tel + 27 (0) 11 502 7300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 3, 2009

SAPPI LIMITED,

by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary